SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

12 March 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics PLC

Protherics to receive £10 million milestone from AstraZeneca

London, UK; Brentwood, TN, US; 12 March 2007 - Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care and cancer, today announces that a £10 million milestone payment from AstraZeneca has been triggered as a result of the successful scale-up of the CytoFabTM manufacturing process to a 600 litre batch size. This milestone will be included in the Company's results for the financial year ending 31 March 2007 and is expected to be received in April.

On receipt of this manufacturing related milestone, Protherics will have received a total of £26.3 million in milestone payments from AstraZeneca since the deal was signed in December 2005. Under the licensing agreement, Protherics may receive up to a further £161 million in milestone payments, in addition to a 20% royalty on global net product sales of CytoFab™.

Andrew Heath, Chief Executive of Protherics commented:

"Scaling-up the CytoFab manufacturing process has been a major focus for Protherics since signing the deal with AstraZeneca in December 2005. We are extremely pleased to have met this key milestone and are excited about the prospect of AstraZeneca continuing the clinical development of CytoFab."

John Rex, Vice-President, Medical Director for Infection, AstraZeneca, said: "We are delighted with the progress that has been made with CytoFab to date, and we are all looking forward to starting the expanded phase 2 programme with CytoFab in the second half of this year as planned."

| Ends |

For further information please contact:

Protherics
Andrew Heath, CEO	+44 (0) 20 7246 9950
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Saul Komisar, President Protherics Inc	+1 615 327 1027
Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble	+44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt	+1 212 850 5600

Or visit www.protherics.com

Notes for Editors:

About CytoFab™

CytoFab™ is a first in class anti-TNF-alpha polyclonal antibody fragment (Fab) product, which is being developed for the treatment of severe sepsis.

Effective neutralisation of TNF-alpha

TNF-alpha is an inflammatory mediator strongly implicated in sepsis, an inflammatory syndrome. Polyclonal antibody fragments are well suited to the in situ neutralisation of TNF-alpha for two main reasons. Firstly, polyclonal antibodies are polyvalent, allowing multiple antibody fragments to bind TNF-alpha and thus achieve greater neutralisation compared to monoclonal antibodies. Secondly, antibody fragments (Fabs) are much smaller than whole antibody Immunoglobulin G molecules (IgG). As a result, they have a much greater volume of distribution, with more rapid tissue penetration and clearance from the body than monoclonal antibodies.

Encouraging phase 2b data

A phase 2b study was conducted in 19 centres in North America and was coordinated by the leading sepsis investigator, Professor Gordon R. Bernard, M.D., Director, Division of Allergy, Pulmonary and Critical Care, Vanderbilt University. The trial was a double blind placebo controlled randomised study involving 81 patients with either septic shock or sepsis with multiple organ dysfunctions.

Two hours after initiation of treatment, TNF-alpha became undetectable in all patients receiving CytoFab™ who had detectable levels pre-treatment whereas levels in the placebo group remained at baseline. TNF-alpha remained significantly (p < 0.050) lower in the CytoFab™ group throughout the 120 hour infusion period. CytoFab™ also significantly decreased TNF-alpha in bronchoalveolar lavage (BAL) fluid (p < 0.001).

Patients who received CytoFab™ had more shock-free days than those who received placebo (10.7 vs 9.4, p = 0.259), by day 14, and spent significantly more time off a ventilator (15.6 vs 9.8 ventilator-free days, p = 0.021) and 5 days less in an ICU (12.6 vs 7.6 ICU-free days, p = 0.030) by day 28. There was an encouraging trend to lower mortality at 28-days in the CytoFab™ group relative to the placebo group (26% vs 37%, p = 0.274). There were no differences in the incidence of adverse events or in laboratory or vital sign abnormalities, between groups.

The full phase 2b data has been published in Critical Care Medicine (2006; 34 (9):2271-2281).

Important safety data

In clinical studies of CytoFab™ in sepsis to date, there have been no adverse events that were considered definitely, possibly or probably related to treatment with CytoFab™. However, out of 110 sepsis patients who received CytoFab™, there were 7 patients who experienced events of uncertain causality that are consistent with adverse events experienced by patients receiving other ovine Fab products, including 1 episode of pruritis, 2 episodes of wheezing, and 4 episodes of rash.

Approved technology platform

CytoFab™ is based on the same technology platform, ovine polyclonal Fabs, as Protherics' CroFab™ (pit viper antivenom) and DigiFab™ (digoxin antidote) which have been approved and are currently marketed in the US. Protherics is the commercial manufacturer of these products.

AstraZeneca licensing deal

CytoFab™ has been out-licensed to AstraZeneca, which is responsible for its global development and commercialisation in an agreement worth up to £187.3 million ($340 million) to Protherics in upfront and milestone payments; Protherics will receive an additional 20% royalty on global net product sales. Protherics is responsible for the supply of CytoFab™ bulk drug substance and will receive additional supply payments. On payment of this manufacturing related milestone payment, Protherics will have received a total of £26.3 million in milestone payments since the agreement was signed in December 2005.

On 3 November 2006, AstraZeneca announced its intention to undertake an additional phase 2 programme in the second half of 2007 with CytoFab™ prior to the initiation of the Phase 3 study in the US, EU and Japan.

About Sepsis

Sepsis occurs when the body's immune system sets off a chain reaction and " overreacts" to an infection. Rather than being localized to the site of infection, the severe immune response develops throughout the body. A person suffering from sepsis can rapidly deteriorate, with the systemic response to an infection distorting the body's natural balance and damaging one or more vital organs. A patient can continue to deteriorate into septic shock, where blood pressure falls dangerously low and many organs malfunction because of inadequate blood flow. Sepsis remains a significant problem in medical management, with an annual world wide incidence of about 3 million and a 30% mortality rate.

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading biopharmaceutical company focused on the development, manufacture and marketing of specialist products for critical care and cancer.

Protherics' strategy is to use the revenues generated from its marketed products to help fund the advancement of its development pipeline. With a proven track record, Protherics' goal is to develop and attract additional critical care and cancer products for its sales and marketing teams to distribute in the US and Europe.

Protherics potentially has two blockbuster opportunities in its critical care franchise. CytoFab™ is being developed by AstraZeneca for the treatment of severe sepsis, and is expected to start an expanded phase 2 study in 2007. In addition the Company has in-licensed intellectual property relating to the use of anti-digoxin polyclonal antibody fragments such as DigiFab™ and GSK's Digibind® in the treatment of pre-eclampsia and eclampsia. Protherics is currently undertaking a phase 2b study with Digibind® which is expected to report in 2007.

Protherics has four cancer products in development: Voraxaze™ which is an adjunct to high dose methotrexate therapy currently in pre-registration in the US and Europe; OncoGel™, a formulation of paclitaxel in phase 2a development for the treatment of oesophageal and a brain cancer study about to commence; Prolarix™, a targeted cancer therapy for primary liver cancer and other select tumours which is currently in phase 1 with a phase 2a study planned for 2007; and acadesine, which is being jointly developed with Advancell for the treatment of B-cell chronic lymphocytic leukaemia and a phase 1/2 study is planned to start mid 2007.

The Company is also developing its Angiotensin Therapeutic Vaccine for the treatment of hypertension, where encouraging phase 2a results have been demonstrated and another phase 2a is planned with an improved formulation in 2007.

The majority of the Company's sales revenues (£17.7m in the year ended 31 March 2006) are derived from two critical care products, CroFab™ (pit viper antivenom) and DigiFab™ (digoxin antidote) which were developed by Protherics and are sold, in the US, through Fougera Inc, a division of Altana AG.

With headquarters in London, the Company has approximately 260 employees across its operations in the UK, US and Australia.

For further information visit: www.protherics.com

About AstraZeneca

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of $26.47 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4 Good Index.

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics' product pipeline and anticipated development and clinical trials for product candidates. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics' Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 12 March 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director